UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2023

024-11259
(Commission File Number)

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

PART II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our offering (the "Offering");

·	ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	intense competition in the Brazilian renewable energy market that may limit our ability to attract or retain energy offtakers;

·	defaults on or non-renewal of Subscribers;

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	expected rates of return provided to investors;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 2 LLC ("Company") is a limited liability company, treated as a corporation for tax purposes, and organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of community solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of residential households and to businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project credited to them. Although some Subscribers will default, we expect them to be replaced quickly by others, allowing the Projects to produce a stable and predictable stream of cash flow.

Projects will be owned by special-purpose entities (each, an "SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below). In all cases, the Company exercises complete management control over the SPE.

Each of our Projects are structured around five main contracts which the Manager causes the SPE to enter into:

·	Land Lease: The SPEs lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease."

·
Construction Contract: To build the Projects, the SPE hires a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

·
Project Rental Contract: In all cases, the SPEs rent the Projects to Subscribers (so that the Subscriber is, in form, generating its own solar power) pursuant to a contract we refer to as a "Project Rental Contract."

·
Operations and Maintenance Contract: As the SPE rents the Project to a Subscriber pursuant to a Project Rental Contract, the Subscriber simultaneously hires the SPE to operate and maintain the Project pursuant to a contract referred to as an "Operations and Maintenance Contract."

·
Project Maintenance Contract: The SPE then hires a third party to operate and maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract." In some cases, the SPE may hire a subsidiary of Energea to operate and maintain the Projects.

Each of these contracts are bi-lingual, both in English and in Portuguese, the national language of Brazil. Although the final terms and conditions might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

The revenue from our Projects consists primarily of the payments we receive from Subscribers under Project Rental Contracts and Project Operations and Maintenance Contracts. The Projects will make a profit if their revenues exceed their expenses.

Currently, the Company plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

·
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

·
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

·
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization." Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

·
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Offering Results

On August 13, 2020, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated June 30, 2020, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site (LINK), and may also be obtained on the Platform or by contacting the Manager. We refer to the purchasers of Class A Investor Shares as "Investors".

We initially offered up to $50 million in our Class A Investor Shares in our Offering. The SEC has since adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50 million to $75 million per rolling twelve-month period. This amendment was effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023, we had raised total offering proceeds of $8,224,365, net of stock issuance costs of $157,509, from settled subscriptions resulting from the sale of 10,201,781 Investor Shares.

We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Company.

Share Price Calculation

The price for a Class A Investor Share in the Company is computed on the Platform to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

·	changes in USD/BRL FX rate that differ from the FX rates we estimated when the initial share price was calculated;

·	changes in U.S. and Brazilian inflation rates that differ from the rates we estimated when the initial share price was calculated;

·	investing in new Projects or selling Projects would change the projected cash flow for the Company;

·	distributions received by earlier investors;

·	changes in baseline assumptions like Project costs, expenses and/or changes in tax rates or electric rates.

To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

·	rIRR = Realized IRR of all existing Class A Investor Shares;

·	pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

Below is a table of the price of Class A Investor Shares (the only class of investor shares) at the close of each month since the initial offering.

Date	Share Price
Initial Share Price	$1.00
08 / 2020	$0.91
09 / 2020	$0.86
10 / 2020	$0.87
11 / 2020	$0.91
12 / 2020	$0.94
01 / 2021	$0.89
02 / 2021	$0.91
03 / 2021	$0.93
04 / 2021	$0.94
05 / 2021	$0.96
06 / 2021	$0.78
07 / 2021	$0.79
08 / 2021	$0.78
09 / 2021	$0.78
10 / 2021	$0.78
11 / 2021	$0.78
12 / 2021	$0.78
01 / 2022	$0.78
02 / 2022	$0.78
03 / 2022	$0.79
04 / 2022	$0.79
05 / 2022	$0.80
06 / 2022	$0.81
07 / 2022	$0.81
08 / 2022	$0.82
09 / 2022	$0.82
10 / 2022	$0.82
11 / 2022	$0.83
12 / 2022	$0.83
01 / 2023	$0.84
02 / 2023	$0.85
03 / 2023	$0.85
04 / 2023	$0.86
05 / 2023	$0.86
06 / 2023	$0.87
07 / 2023	$0.87
08 / 2023	$0.88
09 / 2023	$0.89

Distributions

Provided we have sufficient available cash flow, we authorize and declare distributions based on net income for the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2023:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/27/2023	$22,479.53	$1,291.53	$1,225.71
02/24/2023	$25,264.57	$1,250.71	$3,474.91
03/27/2023	$30,931.40	$1,250.71	$2,755.98
04/28/2023	$30,974.00	$1,290.71	$2,735.20
05/30/2023	$32,817.29	$1,290.71	$2,891.48
06/26/2023	$40,191.00	$1,290.71	$3,518.57
Total	$182,657.79	$7,665.08	$16,601.85
*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors.

Operating Results

For the semi-annual period ending June 30, 2023, the Company invested a total of $8,948,161 and has generated a total of $188,559 in operational revenue.

As of June 30, 2023, the Company has assets totaling $12,571,023 on its balance sheet, including Projects currently owned by the Company valued at $8,867,159, net of depreciation, current assets of $2,687,963 and operating lease right-of use assets of $1,008,313 and non-current assets of $7,589. As of June 30, 2023, the Company has liabilities and members equity totaling $12,571,023, including current liabilities of $243,328, operating lease liability of $1,131,945, non-current liabilities of $4,553,001 and members equity of $6,642,749.

Our Investments

In June 2023, the Company sold seven solar Projects; Aparecida do Taboado I, Frei Inocencio, Monte Sião, Nova Lacerda, Formiga II, Naque and Itabapoana. We had invested $711,434 into the seven Projects and sold them for $894,014, with a profit of $182,580. Currently, the Company plans to sell one more project and hold the other Projects indefinitely, creating a reliable stream of cash flow for Investors.

After the sale in June 2023, the Company owns eleven (11) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Total Invested through 06/30/23	Total Estimated Cost	Project Memo
Iguatama	$2,507,752	$2,507,752	Link
Pedra do Indaiá	$3,846,376	$3,921,154	Link
Divinopolis III	$280,263	$3,264,236	Link
Araxa I	$263,216	$3,509,397	Link
Araxa II	$263,772	$3,524,007	Link
Corumbaiba	$252,377	$3,745,367	Link
Divinopolis II	$1,019,026	$3,462,274	Link
Micros I	$150,915	$997,571	Link
Diamantina II	$113,680	$3,384,828	Link
Formiga I	$138,357	$3,430,480	Link
Aparecida do Taboado II	$112,427	$3,365,194	Link
Total	$8,948,161	$35,112,260

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2023, the Company had $796,350 of cash on hand which will be used to pay for the remaining costs of constructing the Pedra do Indaia Project and the Divinopolis II Project. As we continue to raise capital from the offering, we expect to commence construction of the Divinopolis III Project, Araxá I Project and Araxá II project into the first half of 2024. To the extent that capital raised from the Offering is insufficient to construct the Projects, we may borrow additional capital from the Lender to make up the difference.

Outlook and Recent Trends

One recurring trend we have experienced while constructing the Projects in Brazil has been delays in interconnecting our Projects to the utility-owned grid. Interconnecting our larger-format Projects requires a tremendous level of coordination between the utility company, contractors, construction management to run lines for miles, install significant electrical infrastructure and shut portions of the grid down for periods of time. To date, the Company has experienced abnormal delays in this process, delays that exceed our schedule when commencing construction. Fortunately, long term financial impact of these delays has been immaterial and modeled projection have been adjusted to reflect this trend.

Other than the trends described above and factors that will impact the Company's success discussed in this semi-annual report, in the Annual Report, and in the "Risks of Investing," section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items in this semi-annual report, in the Annual Report, and in the Risks of Investing," section of the Offering Circular could have a material adverse impact.

That said, we believe that the solar market in Brazil for community solar projects remains one of the most attractive markets to develop solar projects anywhere in the world. Recent improvements to the laws that enable this type of project development have increased demand for these assets while the Company's experience in the market, and that of the Manager, continue to result in additional deal flow and promising prospects for long term cash flow.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 2. Other Information

As of June 30, 2023, there have been no fundamental changes to our offering.

 Item 3. Financial Statements

Balance Sheet

	6/30/23	12/31/22
Assets
Current assets:
Cash and cash equivalents	$ 796,350	$ 1,237,923
Accounts receivable	1,109,247	174,061
Prepaid expenses and other current assets	680,759	55,577
Loan receivable, related party	101,607	64,651
Total current assets	2,687,963	1,532,212

Property and equipment, net
Property and equipment	2,507,752	2,457,753
Construction in progress	6,440,409	4,357,702
Total property and equipment	9,048,162	6,815,455
Less accumulated depreciation	(81,003)	34,700
Total property and equipment, net	8,867,158	6,780,755

Other noncurrent assets:
Operating lease right-of-use assets	1,008,313	629,475
Due from related party	7,589	9,949
Total other noncurrent assets	1,015,902	639,424

Total assets	$ 12,571,023	$ 8,952,391

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 207,014	$ 80,038
Operating lease liabilities, current portion	3,785	1,976
Due to related party	32,529	1,255
Total current liabilities	243,328	83,269

Non-current liabilities:
Operating lease liabilities, long-term portion	1,131,945	644,569
Line of credit note payable	4,553,001	4,075,001
Total current liabilities	5,684,946	4,719,570

Total liabilities	5,928,274	4,802,839

Members' equity
Total shares and accumulated deficit	6,978,023	4,412,778
Total accumulated other comprehensive loss	(335,274)	(263,226)

Total members' equity	6,642,749	4,149,552

Total liabilities and members' equity	$ 12,571,023	$ 8,952,391

Consolidated Statement of Operations

	6/30/23	12/31/22

Revenue	$ 147,387	$ 40,051

Portfolio operating expenses:
Professional fees	45,782	45,366
Advertising and marketing		4,848
Software subscription	1,650	2,443
Taxes	857	4,951
Other general and administrative expenses	29,890	40,261
Total portfolio operating expenses	78,179	97,869

Projects operating expenses:
Professional fees	960	1,994
Travel	3,603	3,423
Taxes	36,930	87,036
Operation and Maintenance	69,338	3,143
Other general and administrative expenses	24,973	39,877
Total projects operating expenses	135,804	135,473

Loss from operations	(66,596)	(193,291)

Other income/(expense):
Realized foreign currency loss	(3,192)	(2,266)
Gain on sale of projects	182,580	-
Financing administrative fees	(4,780)	(4,000)
Depreciation	(38,413)	(34,700)
Interest income	63,362	10,413
Interest expense	(193,904)	(63,116)
Miscellaneous expense	10,102	(469)
Total other income/(expense)	15,754	(94,138)

Net loss	(50,842)	(287,429)

Other comprehensive loss
Unrealized foreign currency exchange loss	(72,049)	(112,255)

Comprehensive loss	$ (122,891)	$ (399,684)

Statement of Change in Members Equity

	Common Shares		Investor Shares		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members' Equity

	Shares	Amount	Shares	Amount

Members' equity, December 31, 2020	1,000,000	$ -	438,150	$ 392,763	$ (146,194)	$ (13,460)	$ 233,109

Issuance of investor shares	-	-	2,370,691	1,887,167	-	-	1,887,167
Non-dividend distributions	-	-	-	-	(296,140)	-	(296,140)
Net loss	-	-	-	-	(78,728)	-	(78,728)
Unrealized foreign currency translation loss	-	-	-	-	-	(137,511)	(137,511)

Members' equity, December 31, 2021	1,000,000	-	2,808,841	2,279,930	(521,062)	(150,971)	1,607,897

Issuance of investor shares, net of stock issuance costs of $138,384	-	-	4,091,954	3,150,840	-	-	3,150,840
Non-dividend distributions	-	-	-	-	(210,340)	-	(210,340)
Net loss	-	-	-	-	(287,429)	-	(287,429)
Cumulative translation adjustment	-	-	-	-	839	-	839
Unrealized foreign currency translation loss	-	-	-	-	-	(112,255)	(112,255)

Members' equity, December 31, 2022	1,000,000	$ -	6,900,795	$ 5,430,770	$ (1,017,992)	$ (263,226)	$ 4,149,552

Issuance of investor shares, net of stock issuance costs of $19,125.30	-	-	3,300,986	2,793,595	-	-	2,793,595
Non-dividend distributions	-	-	-	-	(182,661)	-	(182,661)
Net loss	-	-	-	-	(50,842)	-	(50,842)
Cumulative translation adjustment	-	-	-	-	5,154	-	5,154
Unrealized foreign currency translation loss	-	-	-	-	-	(72,049)	(72,049)

Members' equity, June 30, 2023	1,000,000	$ -	10,201,781	$ 8,224,365	$ (1,246,341)	$ (335,275)	$ 6,642,749

Consolidated Statement of Cash Flow

	6/30/23	12/31/22

Cash flows from operating activities:
Net loss	$ (50,842)	$ (287,429)
Depreciation	38,413	34,700
Non-cash lease expense	110,345	14,465
Changes in assets and liabilities:	-	-
Accounts receivable	(935,186)	(178,118)
Prepaid expenses and other current assets	(625,182)	(55,463)
Loan receivable interest added to principal	(36,956)	(9,712)
Due from related party	2,360	6,655
Accounts payable and accrued expenses	126,976	(349,084)
Due to related party	31,274	(1,288)
Total cash flows from operating activities	(1,338,797)	(825,274)

Cash flows from investing activities:
Property and equipment	(2,124,815)	(2,312,202)
Loan receivable, related party	-	-
Total cash flows from investing activities	(2,124,815)	(2,312,202)

Cash flows from financing activities:
Advances on line of credit	478,000	400,000
Issuance of investor shares	2,793,595	3,150,840
Non-dividend distribution	(182,661)	(210,340)
Total cash flows from financing activities	3,088,934	3,340,500

Effect of exchange rate changes on cash	(66,895)	(38,741)

Increase in cash	(441,573)	164,283

Cash at the beginning of the period	1,237,923	1,073,640

Cash at the end of the period	$ 796,350	$ 1,237,923

Supplemental disclosure of non-cash activities:
Non-cash operating and investing activities:
Construction in progress in accounts payable	$ -	$ -
Adoption of ASC No. 2016-02:
Operating lease right-of-use asset	$ 1,008,313	$ 648,373
Operating lease liability	$ 1,135,731	$ 648,373

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda, Energea Pedra do Indaia Ltda, Energea Divinopolis II Ltda, Divinopolis III Ltda, Energea Formiga I Ltda, , Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Corumbaiba Ltda, Energea Araxa I Ltda, Energea Araxa II Ltda, Energea Aparecida do Taboado Ltda, Energea Portfolio Holding Ltda and Energea Portfolio Holding de Conexoes Ltda All intercompany transactions have been eliminated in consolidation. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations are funded by the issuance of membership interests and debt at the Company level. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. As of June 30, 2023, the Company has invested in its eleven projects. The Company is offering to sell interests designated as Investor Shares to the public up to $75,000,000. The initial price of the Investor Shares was $1.00 per share. Through June 30, 2023, the Company had raised total offering proceeds of $8,224,365, net of stock issuance costs of $157,509, from settled subscriptions resulting from the sale of 10,201,781 Investor Shares.

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents maturing within 90 days.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and Equipment

Property and equipment costs of projects completed and is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. During the period ended June 30, 2023 and the year ended December 31, 2022, there was no impairment losses recognized for long-lived assets.

Revenue recognition

All of the SPE's have Equipment Rental Agreements. These rental agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. Revenue will be recognized as it is earned on a monthly basis. The agreements are in effect for twenty-five years from the completion date and are expected to have a combined gross revenue $156,852,140 from all projects when operational.

Comprehensive Loss

GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the period ended June 30, 2023 and the year ended December 31, 2022, the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, deferred taxes of approximately $159,712 and $76,444, respectively, have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2022 or 2021.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

Adoption - ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption requires either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded a lease right-of-use asset and lease liability of $648,373 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollar translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized translation losses for the period ended June 30, 2023 and years ended December 31, 2022 and 2021 were $72,049, $112,255 and $137,511, respectively. Realized translation losses for the period ended June 30, 2023 and years ended December 31, 2022 and 2021 were $ 3,192, $2,266 and $-0-, respectively.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. Each bank account held in Brazil has a revolving line of credit associated with it intended to cover any shortfall in the cash accounts and carry interest at 13.99% per month. The lines have credit limits of $209 to $10,438.50. There were no draws on these lines of credit during the period ended June 30, 2023 or year ended December 31, 2022.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the period ended June 30, through September 29, 2023, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require disclosure.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP on June 30, 2023 and December 31, 2022 was $ 6,551,091 and $4,357,702, respectively. The Company expects to incur an additional $12,141,150 of costs to complete the projects that have not yet completed or begun construction which include the projects owned by Energea Araxá I Ltda, Energea Araxá II Ltda, and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, and Energea Micros I Ltda, Energea Pedra do Indaia Ltda.

Note 3 - Line of Credit

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development and construction of the two Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of maturity of September 30, 2023.

The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda and Energea Pedra do Indaia Ltda.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years. The company intends to exercise this option, so the line of credit is recorded as long-term on the accompanying consolidated balance sheets.

The Company's balance outstanding under the line of credit on June 30, 2023 and December 31, 2022 was $4,553,001 and $4,075,001, respectively. Interest incurred during the construction phase is capitalized as CIP. Interest capitalized and paid during the period ended June 30, 2023 was $292,456. Interest capitalized and paid at the year ended December 31, 2022 was $766,631.

Note 4 - Related Party Transactions

The Company has transactions between related companies from time to time. At June 30, 2023 and December 31, 2022, the Company had $32,529 and $1,255, respectively, payable to a company with common ownership At June 30, 2023 and December 31, 2022, the Company had $ 7,589 and $9,949 respectively, receivable from related companies with common ownership, which are included due to/from related parties on the accompanying consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, the Company entered into one and seven, respectively, construction management agreements with the Manager, one for each project, to pay developer fees for services of supervision of the construction of the projects. During the period ended June 30, 2023 and year ended December 31, 2022, the Company paid total developer fees to the Manager of $239,696 and $603,801, respectively, which were capitalized to CIP.

During November 2021, the Company loaned an affiliate with common ownership $53,955. The loan matured in November 2022. An amended loan was signed in January 2023 with new maturity date in November 2023. The loan has an annual interest rate of 18%. As of June 30, 2023, the loan receivable balance consists of $53,955 of principal and $15,552 of accrued interest. On December 31, 2022, the loan receivable balance consists of $53,955 of principal and $10,696 of accrued interest.

During February 2023, the Company loaned an affiliate with common ownership $30,000. The loan mature date is in February 2024, with an annual interest rate of 18%. As of June 30, 2023, the loan receivable balance consists of $30,000 of principal and $ 2,100 of accrued interest.

Note 5 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $13,233 expiring in January 2049. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for the Energea Pedra do Indaiá Ltda with an annual rent of $8,907.68 and will expire in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A third lease for the Divinopolis III Ltda property with an annual rent of $21,925 and will expire in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Energea Araxa I Ltda property with an annual rent of $21,199 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fifth lease for the Energea Araxa II Ltda property with an annual rent of $21,199 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A sixth lease for the Energea Formiga I Ltda property with an annual rent of $37,578.60 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A seventh lease for the Energea Divinopolis II Ltda property with an annual rent of $17,537 and will expire in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

An eighth lease for the Energea Corumbaiba Ltda property with an annual rent of $26,055 and will expire in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index

Subsequent to June 30, 2023, the Company anticipates one additional lease Energea Diamantina II Ltda. The lease has not been recorded as of June 30, 2023.

Total land rental costs for the period ended June 30, 2023 and December 31, 2022 were $100,690 and $ 69,848 respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

The lease cost and other required information for the period ended June 30, 2023 are:

Future minimum estimated lease payments based on the exchange rate at June 30, 2023 are as follows for the period ending June 30, 2023:

Note 6 - Commitments

The Company has three Solar Engineering, Procurement and Construction ("EPC") contracts for three of the projects with an original combined total contracted cost of $5,836,661 As of June 30, 2023, $1,985,208 had been incurred and has an expected remaining amount of $4,151,357, totaling $6,136,565, which includes a cost overrun of $299,904.

The Company has three Interconnection Engineering, Procurement and Construction ("EPC") contracts for three of the projects with an original total combined total expected cost of $345,671. As of June 30, 2023, $112,716 had been incurred and has an expected remaining amount of $318,323, totaling $431,039, which includes a cost overrun of $85,368.

As of June 30, 2023 one of the SPE's entered into Operation and Maintenance Service Agreement ("O&M Agreements") with a company related through common ownership to perform continued maintenance on the project. The agreement is in effect for ten years from the initial signature date. The SPEs a service fee defined in the agreement is $ 4,280. The Price shall be adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with IPCA, in the respective period, or any other index which might be determined by law for such effects.

Note 7 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2023 and 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2023 and 2022, 10,201,781 and, 6,900,795, respectively, are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Certificate of Formation **
Authorizing Resolution **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Operating Agreement **
Operating Agreement - First Amendment *
Form Equipment Rental Contract **
Form Operations and Maintenance Agreement **
Iguatama Project **
Pedro do Indaia Project **
Divinopolis III Project **
Araxa I Project **
Araxa II Project **
Sale of Salinas, Pedrinopolis and Itaguai III Projects **
Change in Tax ID **
Change in Accountant **
Corumbaiba Project**
Divinopolis III Project **
Micros I Project**
Diamantina II, Formiga I, Formiga II, Naque Project**
Purchase and Sale of Projects (Aparecida do Taboado II)**

*Filed Herewith
**Filed Previously

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Date: September 28, 2023